The Ryland Group, Inc.
24025 Park Sorrento
Suite 400
Calabasas, CA 91302

818-223-7500 Office
818-223-7665 Fax

www.ryland.com

October 5, 2009

Terence O’Brien, Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:                             The Ryland Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2008

Filed February 25, 2009

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Definitive Proxy Statement on Schedule 14A

Filed March 17, 2009

Form 8-K Filed on June 25, 2009

File No. 1-8029

Dear Mr. O’Brien:

On behalf of The Ryland Group, Inc. (the “Company”), I am writing in response to your letter dated September 11, 2009, which sets forth an additional comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings for the Company.  For your convenience, the full text of the Staff’s additional comment is reproduced below in italics together with the Company’s response thereto.

Form 8-K filed on June 25, 2009

1.              We note your response to comment six of our letter dated July 24, 2009.  You state that the new secured letter of credit arrangements were entered into in the ordinary course of business and are not “material definitive agreements” as defined in Item 1.01(b) of Form 8-K.  Taking into consideration the standard for providing disclosure about material definitive agreements for purposes of Item 1.02, which is governed by the terms of Item 1.01(b) of Form 8-K, it is not clear why you determined that the termination of the revolving credit facility necessitated disclosure under Item 1.02 but the contemporaneous entry into secured letter of credit arrangements with the three banks that had issued outstanding letters of credit under the terminated Credit Agreement did not require corresponding Item 1.01 disclosure.  Please advise.

Terence O’Brien, Accounting Branch Chief

October 5, 2009

Response:

Previously, the Company had filed and disclosed its revolving credit facility pursuant to Item 1.01 of Form 8-K.  Given the nature, borrowing capacity and materiality of the obligations associated with the revolving credit facility, the Company determined that this agreement was a “material definitive agreement” as defined in Item 1.01(b) of Form 8-K.  The revolving credit facility provided “for obligations that are material to and enforceable against” the Company and, therefore, the facility qualified as a “material definitive agreement.”  When the Company terminated the revolving credit facility, it reported this termination as the “termination of a material definitive agreement” pursuant to Item 1.02 of Form 8-K.

At the time that the Company terminated the revolving credit facility, it entered into separate letter of credit agreements to maintain and administer the different letters of credit that remained outstanding in connection with the operation of the Company’s business.  Previously, these letters of credit were maintained as a component of the revolving credit facility for administrative convenience and as a means for obtaining the letters of credit that secure performance obligations associated with the “ordinary course of business” of the homebuilding operation.  These performance obligations of the Company are associated with the various homebuilding related activities that are conducted locally by the Company and are also related to other “immaterial” homebuilding obligations.  Given the size and nature of these various letter of credit arrangements, the Company has determined that they should not be characterized as obligations which are “material” to the Company and are not of a type that are “material definitive agreement(s)” as defined in Item 1.01(b) of Form 8-K.  As a result, the Company determined that the letter of credit agreements do not require disclosure pursuant to Item 1.01 of Form 8-K.

In our prior response of August 4, 2009, the Company addressed the question regarding disclosure pursuant to Instruction 1 of Item 1.01 of Form 8-K and Regulation S-K Item 601(b)(10)(ii)(A)-(D).  In reviewing the subject matter identified in Regulation S-K Item 601(b)(10)(ii)(A)-(D), the Company determined that the letter of credit arrangements do not fit within or are of a type that is identified within this subject matter.  Therefore, disclosure pursuant to Instruction 1 of Item 1.01 of Form 8-K is not required.

* * * *

As requested by the Staff, the Company hereby acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and

Terence O’Brien, Accounting Branch Chief

October 5, 2009

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this filing, please contact Gordon A. Milne, Executive Vice President and Chief Financial Officer of the Company, by telephone at (818) 223-7510 or by fax at (818) 223-7640.

Thank you for your attention.

Sincerely,

Gordon A. Milne
Executive Vice President and
Chief Financial Officer